Mail Stop 4561

March 16, 2010

Greg Strakosch
Chief Executive Officer
TechTarget, Inc.
275 Grove Street
Newton, MA 02466

> **Re:** **TechTarget, Inc.**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009**
> **Filed February 8, 2010**
> **File No. 001-33472**

Dear Mr. Strakosch:

We have reviewed your response letter dated February 26, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 17, 2010.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1. Financial Statements

Note 1. Organization and Operations, page 7

1.   Based on the results of your application of the iron curtain approach as provided in Exhibit B of your response to prior comment 2, we note that the adjustments appear to materially impact adjusted EBITDA during the first and second quarters of fiscal 2009. As your analysis indicates that management considers adjusted EBITDA a significant measure for purposes of assessing materiality, please provide us with further details as to how you determined that the effects of the adjustments under this approach were not material to the interim financial

statements for the first and second quarters of fiscal 2009, as we are unable to determine how this was addressed in your response.

2. In addition, in view of the iron curtain method's greater quantitative impact on pretax loss and net loss in the current period ended September 30, 2009, please provide additional assessment of the materiality of the errors with regards to those line items.

3. Explain further why you believe these large dollar error misstatements are not qualitatively material considering that a member of the Company's Finance Department management intentionally caused the errors. Your response should also address the fact that these errors apparently arose in the absence of clearly defined polices and procedures over customer accounts. In your response, consider the qualitative materiality implications of the errors on your accounting and reporting obligations under Exchange Act Rule 13a-15 Controls and Procedures as well as the guidance in SAB Topic 1.M.2.

4. Please explain why you believe the population of analysts and Board of Director investors owning at least 40% of the issued and outstanding shares of the company constitute the class of "reasonable investor" as that term is used in SAB Topic 1.M.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding these comments. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant